Form 10-K, Exhibit 13
period 1995-12-31
WASHINGTON NATIONAL CORP
filed 1996-03-07
CIK 104867

EXHIBIT 13


Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Washington National Corporation (WNC or the Company) is an insurance holding company that is engaged primarily in marketing and underwriting life insurance, annuities, and specialty health insurance for individuals and groups. The major operating subsidiaries of the Company are Washington
National Insurance Company (WNIC) and United Presidential
Life Insurance Company (UPI).

The Company targets markets that it believes are underserved by other insurance companies. It has a decentralized operating structure and utilizes distinct distribution systems to access each of its targeted markets and to provide timely, individualized service to its customers. The Company emphasizes the sale of market-driven products, a profit-oriented rather than a volume-oriented approach to underwriting, tight expense controls, and a proactive approach to market and regulatory changes. It continually evaluates new products and markets in order to capitalize on potential opportunities and to anticipate and respond effectively to business and regulatory changes.

Late in 1994, the Company began a broad review of its corporate strategy. During its review, the Company is considering a number of alternatives to increase the value of the Company for shareholders. The Company expects to announce any update to its strategy in 1996.

Analysis of Net Income
(000s omitted)                        1995       1994       1993
 Pretax operating income
   (loss) (a)
     Life insurance and
       annuities                   $33,974    $33,177    $27,637
     Specialty health insurance      9,541      5,895     11,500
     Corporate and other             7,230      7,180       (560)
 Total pretax operating  income     50,745     46,252     38,577
 Income taxes on operations         17,531     16,097     13,520
 Net operating income               33,214     30,155     25,057
 Other components of
   income (net of taxes)
     Net realized investment
       gains (b)                       646      1,146      2,840
     Gains from benefit plan
       changes                           _          _        319
     Cumulative effect of
       change in accounting
       principle (c)                     _          _     (1,550)
 Net income                        $33,860    $31,301    $26,666

 (a) Pretax income (loss) before net realized investment gains, gains from benefit plan changes, and cumulative effect of accounting change.
 (b) 1995, 1994, and 1993 include tax benefits of $2,063, $2,752, and $3,194, respectively.
 (c) Employers' Accounting for Postemployment Benefits.

 Consolidated Results of Operations

 Components of Pretax Operating Income by Segment
                                                          Life   Specialty
                                                     Insurance      Health  Corporate
 (000s omitted)                                  and Annuities   Insurance  and Other       Total
                                                                        1995
 Revenues
   Insurance premiums and policy charges              $ 75,529    $426,043     $    -    $501,572
   Net investment income                               154,386      20,459      9,370     184,215
   Other revenues                                        4,212       7,491        109      11,812
 Total revenues excluding realized investment losses   234,127     453,993      9,479     697,599
 Benefits and expenses
   Insurance benefits paid or provided                 162,377     303,674        234     466,285
   Insurance and general expenses                       18,226     119,376      2,015     139,617
   Amortization of deferred acquisition costs           19,550      21,402          -      40,952
 Total benefits and expenses                           200,153     444,452      2,249     646,854
 Pretax operating income                              $ 33,974    $  9,541     $7,230    $ 50,745

                                                                        1994
Revenues
   Insurance premiums and policy charges              $ 71,784    $396,601     $    1    $468,386
   Net investment income                               154,414      20,003      7,590     182,007
   Other revenues                                        3,534       4,378        230       8,142
 Total revenues excluding realized investment losses   229,732     420,982      7,821     658,535
 Benefits and expenses
   Insurance benefits paid or provided                 159,661     275,878        263     435,802
   Insurance and general expenses                       18,692     119,358        378     138,428
   Amortization of deferred acquisition costs           18,202      19,851          -      38,053
 Total benefits and expenses                           196,555     415,087        641     612,283
 Pretax operating income                              $ 33,177    $  5,895     $7,180    $ 46,252

                                                                        1993
 Revenues
   Insurance premiums and policy charges              $ 64,915    $373,150     $  757    $438,822
   Net investment income                               158,981      21,148      3,606     183,735
   Other revenues                                        5,054         264      1,006       6,324
 Total revenues excluding realized investment losses   228,950     394,562      5,369     628,881
 Benefits and expenses
   Insurance benefits paid or provided                 160,341     258,926      1,091     420,358
   Insurance and general expenses                       21,141     106,024      4,838     132,003
   Amortization of deferred acquisition costs           19,831      18,112          -      37,943
 Total benefits and expenses                           201,313     383,062      5,929     590,304
 Pretax operating income (loss)                       $ 27,637    $ 11,500     $ (560)   $ 38,577

Year Ended December 31, 1995 Compared to
Year Ended December 31, 1994

Insurance Premiums and Policy Charges. Insurance premiums and policy charges increased $33.2 million, or 7.1%, from $468.4 million in 1994 to $501.6 million in 1995. The improvement was primarily due to an increase of $29.4 million in premiums in the specialty health insurance segment resulting from a higher amount of individual health insurance and education disability products in force. In addition, insurance premiums and policy charges in the life insurance and annuities segment improved by $3.7 million due to an increase in life insurance in force and higher policy charges. See "Segment Information," below.

Net Investment Income. Net investment income was $184.2 million in 1995, essentially unchanged from 1994. While the amortized cost of the Company's investment portfolio increased $32.6 million during 1995, the portfolio yield (based on amortized cost) declined from 7.7% in 1994 to 7.6% due to lower market interest rates.

Realized Investment Losses. Realized investment losses before taxes for 1995 were $1.4 million compared to $1.6 million in 1994. In 1995, realized losses of $0.5 million on fixed maturity investments, $0.2 million on equity securities, and $2.2 million on real estate and mortgage loans were partially offset by gains on other invested assets of $1.5 million. In 1994, realized losses of $1.7 million on fixed maturity investments and $2.0 million on real estate and mortgage loans were partially offset by gains on equity securities and other invested assets of $2.1 million. The Company's income taxes included tax benefits of $2.1 million and $2.8 million in 1995 and 1994, respectively, related to realized investment losses.

Insurance Benefits Paid or Provided. Insurance benefits paid or provided increased $30.5 million, or 7.0%, from $435.8 million in 1994 to $466.3 million in 1995. The increase was mainly due to a higher amount of individual health insurance in force which also increased premium revenues.

Insurance and General Expenses. Insurance and general expenses were essentially flat, in spite of the increase in premium revenues, resulting in a decline in the Company's expense ratio (expenses as a percentage of premiums and net investment income) from 21.3% in 1994 to 20.4% in 1995. The stable amount of expenses was due, in part, to cost containment efforts at the Company.

Amortization of Deferred Acquisition Costs. Amortization of deferred acquisition costs increased $2.9 million, or 7.6%, from $38.1 million in 1994 to $41.0 million in 1995. The change was primarily due to improved sales in 1994 and 1995.

Income Taxes. Income taxes on operations increased $1.4 million to $17.5 million in 1995 compared to $16.1 million in 1994 primarily as a result of the improvement in operating income.

Net Income. Net income for 1995 was $33.9 million, an increase of 8.2% as compared to $31.3 million in 1994. The improvement resulted from increased earnings from operations.

Segment Information

The Company has two operating business segments. The life insurance and annuities segment consists of universal life and other interest-sensitive life insurance and annuity products marketed to individuals and small businesses by UPI and a block of similar business at WNIC, which no longer sells new business of this type. The second operating segment is the specialty health insurance segment, which consists primarily of employee-paid disability insurance and other specialty insurance products for educators, individual health insurance (primarily major medical and hospital indemnity coverage for persons under the age of 65 without employer-sponsored insurance), and employer-sponsored health and associated life insurance and stop-loss insurance for employers with from 2 to 1,000 employees. A third segment, corporate and other, includes the non-insurance operations of the Company.

Life Insurance and Annuities. Revenues for the life insurance and annuities segment for 1995 were $234.1 million, compared to $229.7 million for 1994. The improvement was attributable to higher insurance premiums and policy charges of $3.7 million primarily due to an increase in life insurance in force and policy charges at UPI. UPI's increase in insurance premiums and policy charges was offset in part by the expected decline in the closed block of business at WNIC. The decline at WNIC is expected to recur in 1996 since WNIC is not selling new policies in this segment.

Pretax operating income for the life insurance and annuities segment increased $0.8 million, or 2.4%, to $34.0 million in 1995 from $33.2 million in 1994, primarily as a result of the revenue increase discussed above. UPI, the growth portion of this segment, recorded earnings for the year of $22.1 million, an increase of 17% over 1994. This increase was partially offset by a decline in earnings of $2.5 million in WNIC's closed block due to the continuing decrease in its size and narrower 1995 interest spreads.

Profitability for this segment is highly dependent on market interest rates. The direction and volatility of the movement of market rates affects the interest rate spread (the difference between the rate earned on investments and the rate credited to policyholders) on the segment's business. Late in 1994 and early in 1995, credited interest rates were increased on a substantial portion of the WNIC block of business in response to the 1994 increase in market interest rates, reducing spreads on this portion of the business in 1995. Market interest rates have subsequently declined and, as a result, the credited rates on this block have declined as well. The lower credited rates are expected to increase interest rate spreads on the business in 1996.

Amortization of deferred acquisition costs increased in 1995 for the segment due to sales in 1994 and 1995 of interest-sensitive life insurance and annuity products. In 1996, amortization of deferred acquisition costs on a portion of the WNIC closed block will be reduced by approximately $2 million.

The rate of amortization of deferred acquisition costs associated with this segment is affected by policy lapses, which in turn are affected by, among other factors, competitive conditions in the market for similar products, and rates of return on alternative policyholder investments. The Company monitors lapsation levels and adjusts the rate of amortization, if necessary, at least once per year.

Specialty Health Insurance. Revenues for the specialty health insurance segment were $454.0 million in 1995 compared to $421.0 million in 1994, an increase of $33.0 million, or 7.8%. The improvement was due to increased premium revenue from a higher amount of individual health insurance and education disability business in force and fee income (included in other income) for administering a reinsured block of individual health insurance policies. The increase in premium revenue from individual health insurance was due in part to average rate increases of approximately 7% in 1995 on the direct portion of this business and an increase in direct policies in force of 18%. Rate increases on the employee benefits portion averaged 5% in 1995.

Sales of new individual health insurance policies increased 140% from 28,100 in 1994 to 67,200 in 1995. The increase was due to sales of a more competitive product and an increase in agents selling WNIC policies, primarily from the reinsurance transactions described below. In 1995, the new agents produced approximately 33% of WNIC's individual health insurance sales.

The specialty health insurance segment reported pretax operating income of $9.5 million in 1995 compared to $5.9 million in 1994. In addition to the revenue improvement discussed above, 1995 operating income included approximately $2.6 million resulting from the elimination of group life insurance policy liabilities on certain disabled insureds. The elimination of these liabilities resulted from a program completed in 1995 to more effectively manage life insurance claims related to disability. Partially offsetting this improvement to income was an increase in the benefit ratio (benefits as a percentage of premiums) for both individual and group major medical health insurance. The increase in the benefit ratio for individual health insurance was primarily due to higher claims experience in New Jersey (see discussion below).

Effective in 1993, the Company entered into a reinsurance agreement that provides that the Company reinsures 100% of a block of individual major medical business. In 1994, the Company entered into another reinsurance agreement whereby the Company reinsures 50% and administers 100% of a block of individual major medical health insurance. The combined effect of these reinsurance transactions was to increase revenues and benefits and expenses by $59.4 million and $60.2 million, respectively, in 1995, compared to $61.0 million and $55.5 million, respectively, in 1994. The loss from these reinsurance transactions in 1995 was primarily due to high claims experience on policies written in New Jersey, where the state has implemented certain adverse restrictions on health insurers. The Company has implemented rate actions in 1995 and early 1996 in response to the poor experience that are expected to significantly reduce future losses.

The Company expects the market for its products in the specialty health insurance segment to remain competitive in 1996. Sales of individual health insurance policies for 1996 may be lower in total than in 1995, as a result, in part, of the Company's decision to raise rates significantly in New Jersey. In 1995, the segment introduced a new small group product which was sold in only two states. Sales of this product are expected to increase as it is introduced in additional states.

Corporate and Other. For both 1995 and 1994, the corporate and other segment had pretax operating income of $7.2 million. In 1995, revenues increased primarily due to higher investment income on the Company's surplus funds. This improvement was offset by an increase in expenses primarily due to a change in the allocation of certain expenses to the other segments.

Year Ended December 31, 1994 Compared to
Year Ended December 31, 1993

Insurance Premiums and Policy Charges. Insurance premiums and policy charges increased $29.6 million, or 6.7%, from $438.8 million in 1993 to $468.4 million in 1994. The change was primarily due to an increase of $23.5 million in premiums in the health insurance segment, the result of higher premiums from individual health reinsurance transactions, partially offset by a decline in group products premiums. In addition, insurance premiums and policy charges in the life insurance and annuities segment increased by $6.9 million due to an increase in life insurance in force and an increase in policy charges. See "Segment Information - Specialty Health Insurance and Life Insurance and Annuities," below.

Net Investment Income. Net investment income decreased $1.7 million, or 0.9%, to $182.0 million in 1994 from $183.7 million in 1993. The decrease was due primarily to a decline in the Company's portfolio yield (based on amortized cost) from 8.0% in 1993 to 7.7% in 1994.

Realized Investment Losses. Realized investment losses before taxes for 1994 were $1.6 million compared to $0.4 million in 1993. In 1994, realized losses of $1.7 million on fixed maturity investments and $2.0 million on real estate and mortgage loans were partially offset by gains on equity securities and other invested assets of $2.1 million. In 1993, realized gains of $8.2 million on fixed maturity investments and equity securities were offset by losses of $8.5 million on real estate investments, mortgage loans, and other invested assets. The Company's income taxes included tax benefits of $2.8 million and $3.2 million in 1994 and 1993, respectively, from previous years' realized investment losses.

Insurance Benefits Paid or Provided. Insurance benefits paid or provided increased $15.4 million, or 3.7%, from $420.4 million in 1993 to $435.8 million in 1994. The increase was mainly due to higher benefits of $17.0 million in the health insurance segment primarily due to additional business from individual health reinsurance transactions which also increased premium revenues.

Insurance and General Expenses. Insurance and general expenses increased $6.9 million, or 5.3%, from $131.5 million in 1993 to $138.4 million in 1994, primarily due to higher expenses in the health insurance segment of $13.3 million principally related to the individual health reinsurance transactions.

Income Taxes. Income taxes on operations increased $2.6 million to $16.1 million in 1994 compared to $13.5 million in 1993 primarily due to increased operating income.

Change in Accounting Principle. In the first quarter of 1993, the Company recorded a one-time charge of $1.6 million after taxes for the adoption of a new accounting standard, Employers' Accounting for Postemployment Benefits. The adoption did not have a material impact on income before accounting changes.

Net Income. Net income for 1994 was $31.3 million compared to $26.7 million in 1993. The improvement in net income resulted from increased earnings from operations and the charge in the first quarter of 1993 relating to the adoption of a new accounting standard described above.

Segment Information

Life Insurance and Annuities. Revenues for the life insurance and annuities segment for 1994 were $229.7 million, compared to $229.0 million for 1993. The improvement was attributable to higher insurance premiums and policy charges of $6.9 million, primarily due to an increase in life insurance in force and policy charges at UPI, mostly offset by a $4.6 million decrease in investment income resulting primarily from a lower portfolio yield.
UPI's increase in insurance premiums and policy charges was offset in part by a decline at WNIC where no new policies are being sold in this segment.

Pretax operating income for the life insurance and annuities segment increased $5.6 million, or 20.0%, to $33.2 million in 1994 from $27.6 million in 1993, due to improved interest rate spreads, a reduction in operating expenses at UPI, and the improvement in revenues.

Specialty Health Insurance. Revenues for the specialty health insurance segment were $421.0 million in 1994 compared to $394.6 million in 1993, an increase of $26.4 million, or 6.7%. The improvement was primarily due to two individual health reinsurance transactions that added $61.0 million of revenues in 1994, compared to $23.4 million of revenues in 1993. The increase was also due in part to average rate increases of approximately 6% in 1994 on the direct portion of the individual health insurance in force, offset in part by a decline of 2.1% in the total number of policies in force for this part of the business. The increase in revenues from the reinsurance transactions was partially offset by a reduction in group products premiums of $14.8 million primarily due to policy lapses, including the termination of a large group life insurance contract in 1993, with approximately $6 million of premium revenues in 1993. The termination of the large group life contract, which had approximately $3 billion of life insurance in force, did not materially affect net income as there was a corresponding decrease in benefits and expenses.

The specialty health insurance segment reported pretax operating income of $5.9 million in 1994 compared to $11.5 million in 1993. The decrease was primarily due to an increase in the benefit ratio (insurance benefits divided by insurance premiums) of the group products portion of this segment.

Corporate and Other. For 1994, the corporate and other segment had pretax operating income of $7.2 million compared to a loss of $0.6 million in 1993. The improvement was due to increased investment income on the Company's surplus funds in 1994 and expenses in 1993 related to the relocation of the Company's headquarters.

Investment Portfolio

At December 31, 1995, the Company had invested assets with a carrying value of $2.5 billion. Certain information about the Company's investment portfolio as of that date follows
(dollars in millions):

                                                Percent
                                               of Total
                                    Carrying   Carrying
                                      Value       Value
 Fixed maturity investments
   United States government
     obligations                   $   80.5       3.2%
   Obligations of states and
     political subdivisions            82.4       3.2
   Public utilities                   155.1       6.1
   Industrial and miscellaneous     1,058.0      41.6
   Mortgage-backed securities         653.0      25.7
   Other                               31.7       1.2
 Total fixed maturity investments   2,060.7      81.0
 Mortgage loans on real estate        317.2      12.5
 Real estate and joint ventures        34.1       1.3
 Policy loans                          56.3       2.2
 Other long-term                       27.8       1.1
 Short-term                            48.6       1.9
 Total invested assets             $2,544.7     100.0%

The Company's investment portfolio is managed by an experienced staff of in-house investment professionals, primarily at WNIC, and outside investment advisors, primarily the insurance investment management group at Scudder, Stevens & Clark, Inc. Investments are made pursuant to strategies and guidelines approved by the Finance Committee of the Company's Board of Directors. The Company selects investments that match the needs of the businesses that the assets support in the areas of yield, liquidity, asset quality, and duration. The Company pursues a conservative investment philosophy by balancing a variety of objectives, including high credit quality, liquidity, high current income, preservation of capital, and protection against market interest rate risk. The Company's investment portfolio consists principally of investment grade, publicly-traded fixed maturity investments, and mortgage loans on real estate. All investments made by WNIC and UPI are governed by Illinois and Indiana insurance laws and regulations, respectively.

Fixed Maturity Investments

The Company's fixed maturity investments are carried at fair value and totaled $2.1 billion, or 81% of the Company's invested assets at December 31, 1995. At December 31, 1995, the Company reclassified its entire portfolio of "held to maturity" securities to "available for sale". Due to the decline in market interest rates during 1995, the carrying value of the Company's fixed maturity investments compared to amortized cost increased and resulted in an unrealized gain on fixed maturity investments of $107.4 million, compared to an unrealized loss of $118.7 million at December 31, 1994. The amortized cost of the Company's fixed maturity portfolio increased $72.0 million to $1.95 billion at December 31, 1995.

The composition of the Company's fixed maturity portfolio at December 31, 1995, based on ratings follows (dollars in millions):

                                          Carrying Value
                                          as a Percent of
                                       ---------------------
                           Carrying         Fixed   Invested
                              Value    Maturities     Assets
 AAA/Aaa                   $ 844.6          41.0%      33.2%
 AA/Aa                       128.7           6.2        5.1
 A                           617.2          30.0       24.3
 BBB/Baa                     372.7          18.1       14.6
 BB/Ba and lower              97.5           4.7        3.8
 Total fixed maturities   $2,060.7         100.0%      81.0%

The Company's policy for rating fixed maturity investments is to use the rating determined by Standard & Poor's Company or Moody's Investor Service, Inc. for publicly-traded investments. For privately-traded securities, the ratings of Duff & Phelps Credit Rating Company and Fitch Investors Service, Inc. are also recognized in defining rated securities. If an investment has a split rating (i.e., different ratings from the rating services) the Company categorizes the investment under the lowest rating. For those investments that do not have a rating from these services, the Company categorizes those investments on ratings assigned by the National Association of Insurance Commissioners (NAIC), whose ratings are as follows: NAIC Class 1 is considered equivalent to a AAA/Aaa, AA/Aa, or A rating; NAIC Class 2, BBB/Baa; and NAIC Classes 3-6, BB/Ba and below. At December 31, 1995, 5.2% of fixed maturity investments were rated with comparable NAIC ratings, the majority of which is $40.8 million of investments rated BBB and $41.1 million of investments rated BB and lower.

The carrying value of the Company's high-yield investments (rated BB and lower) at December 31, 1995, was $97.5 million or 3.8% of the Company's invested assets, up from $90.9 million at December 31, 1994, due to declining interest rates and rating downgrades. The Company does not anticipate any significant new investments in high-yield fixed maturity investments.

The Company's fixed maturity portfolio at December 31, 1995, includes $653.0 million of mortgage-backed securities, detailed as follows (dollars in millions):

                                                                 Carrying Value
                                                                 as a Percent of
                                                               --------------------
                                                                Mortgage-
                                                   Carrying        Backed  Invested
                                                      Value    Securities    Assets
 Agency CMOs
   Planned amortization classes                      $202.9         31.1%      8.0%
   Target amortization classes                         10.5          1.6       0.4
   Sequential classes                                   5.4          0.8       0.2
   Support classes                                      6.0          0.9       0.2
   Accrual classes                                      7.2          1.1       0.3
 Total agency CMOs                                    232.0         35.5       9.1
 Non-agency planned amortization class CMOs            26.5          4.1       1.1
 Total CMOs                                           258.5         39.6      10.2
 Non-agency mortgage-backed pass-through securities     3.2          0.5       0.1
 Agency mortgage-backed pass-through securities       391.3         59.9      15.4
 Total mortgage-backed securities                    $653.0        100.0%     25.7%

Mortgage-backed securities generally are collateralized by mortgages backed by the Government National Mortgage Association (GNMA), the Federal National Mortgage Association, and the Federal Home Loan Mortgage Corporation, all of which are agencies of the U.S. Government. Only GNMA mortgages are backed by the full faith and credit of the U.S. Government. Agency mortgage-backed securities carry an implicit AAA credit rating.

The Company uses collateralized mortgage obligations (CMOs) to earn a higher yield than alternative corporate or government investments of similar quality. At December 31, 1995, 10.2% of the Company's invested assets were in CMOs and 15.5% of the Company's invested assets were in mortgage-backed pass-through securities. Both of these investment types are subject to mortgage prepayment risk. Prepayment risk arises when, in periods of declining interest rates, mortgages may be repaid more rapidly than scheduled as individuals refinance higher-rate mortgages to take advantage of lower rates. As a result, holders of mortgage-backed securities may receive large prepayments on their investments that cannot be reinvested at interest rates comparable to the rates on the prepaid mortgages. Conversely, in periods of rising interest rates, mortgage prepayments may slow down, which would result in holders of mortgage-backed securities having less funds to reinvest at higher rates.

To mitigate prepayment risk, the Company primarily invests in CMO classes that have, at time of investment, the most stable prepayment structure. Such CMO classes are termed "planned amortization class" (PAC) which comprised 88.7% of the Company's CMO portfolio at December 31, 1995. The next most stable class of CMOs is "target amortization class"
(TAC) which comprised 4.1% of the Company's CMO portfolio at December 31, 1995. PACs and TACs are designed to protect against prepayment risk and may therefore have more predictable cash flows than pass-through mortgage-backed securities.

As market interest rates have declined over the past several years, prepayments on certain PAC and TAC investments have increased resulting in a loss of some prepayment protection. Approximately two-thirds of the Company's PAC and TAC investments at December 31, 1995, have lost some of this protection. However, the Company believes the yield earned on these issues continues to adequately compensate for the reduced prepayment protection.

At December 31, 1995, all of the Company's non-agency CMOs were rated AAA. The credit risk associated with non-agency mortgage-backed securities is generally greater than that of agency mortgage-backed securities.

Mortgage Loans

The Company had investments in mortgage loans of $317.2 million (net of allowances of $7.3 million) at December 31, 1995 compared to $357.6 million at December 31, 1994.
Investments in mortgage loans declined primarily due to prepayments and amortization of the mortgage loan portfolio during 1995. Of the outstanding loans at December 31, 1995, loans with a carrying value of $3.1 million, or less than 1%, were delinquent 60 days or more as to interest or principal, far better than the recent industry average.

The Company actively manages its non-current investments through restructuring of mortgages and sales and leasing of foreclosed real estate in order to achieve the highest current return as well as to preserve capital. Restructured loans, where modifications of the terms of the mortgage loan have occurred and which are considered current investments, had a carrying value of $15.1 million at December 31, 1995, a decrease of $1.5 million from December 31, 1994.

The Company's mortgage loan portfolio at December 31, 1995, shown by geographic distribution, year of maturity, and property type follows (dollars in millions):

Geographic Distribution of Mortgage Loans - Top Eight States
At December 31, 1995
                          Amount
California               $56,337
Illinois                  39,223
Indiana                   35,185
Florida                   31,210
Texas                     26,091
North Carolina            17,555
Virgina                   14,860
Georgia                   12,989


Mortgage Loans by Year of Maturity
                     Scheduled
                     Principal      Balloon
                      Payments     Payments       Total
 1996                   $  8.9       $ 32.0      $ 40.9
 1997                      9.4         27.0        36.4
 1998                      9.6         11.8        21.4
 1999                     10.2         10.0        20.2
 2000                     10.9         11.5        22.4
 2001 and thereafter      74.3        101.6       175.9
 Total                  $123.3       $193.9      $317.2

Property Type Distribution of Mortgage Loans
At December 31, 1995
Retail               60.5%
Office               10.8
Industrial            9.6
Medical               5.9
Other                13.2
Total               100.0%

In 1994, the Company decided that in order to provide better matching between the characteristics of its assets and liabilities it would no longer make new investments in mortgage loans except for purchase money loans and expansion of the Company's properties. The Company will retain its existing mortgage loans.

Real Estate

The Company's real estate investments (including real estate joint ventures) totaled $34.1 million at December 31, 1995, compared to $27.0 million at December 31, 1994. The increase was primarily due to foreclosures, partially offset by sales. At December 31, 1995, $10.5 million of the real estate investments were acquired through mortgage loan foreclosure, compared to $4.7 million at December 31, 1994. The Company does not anticipate any new acquisitions of real estate other than through foreclosure of mortgage loans.

Liquidity and Capital Resources

Cash Flows. During 1995, the Company's operating activities generated cash of $89.4 million compared to $84.3 million in 1994. The increase in cash provided by operations in 1995 resulted from increased sales of the Company's insurance products and an increase in fee income for administering a closed block of individual health insurance policies, offset in part by increased benefits.

Cash used for financing activities increased from $39.1 million in 1994 to $53.7 million in 1995, primarily due to annuity policyholder withdrawals outpacing deposits. In
1995, UPI's deposits exceeded withdrawals by $58.8 million.
For the WNIC closed block, withdrawals exceeded deposits by $102.3 million.

Liquidity. The fair value of the Company's investment portfolio, primarily fixed maturity investments, is affected by changing interest rates. When interest rates rise, the fair value of the Company's fixed maturity investments declines, while in periods of declining interest rates, the fair value of the Company's fixed maturity investments increases. The Company estimates that a one percentage point change in market interest rates would have an inverse effect on the fair value of its fixed maturity investments of approximately 5%.

In addition, rising interest rates could result in increased surrenders of life insurance policies and annuities (as current policy and contract holders seek higher returns elsewhere) causing the Company to sell fixed maturity investments below cost. In order to minimize the need to sell fixed maturity investments below cost, the Company seeks to maintain sufficient levels of cash and short-term investments. The Company held cash and short-term investments of $56.9 million at December 31, 1995. Management believes the balance of cash and short-term investments plus cash inflow from premium revenues, investment income, and investment maturities is more than sufficient to meet the requirements of the Company and its subsidiaries.

Dividends. The Company's primary sources of funds to pay dividends to shareholders are investments held at the parent and dividends from WNIC. These dividends are subject to restrictions set forth by the Illinois Insurance Department. Illinois regulations limit the amount that can be withdrawn from WNIC to the greater of the previous year's statutory earnings or 10% of statutory capital and surplus.

Health Care Reform

No federal health care reform legislation was passed in 1995. However, a pending insurance reform bill, generally referred to as the Kassebaum-Kennedy bill, is designed, among other objectives, to improve insurance availability. If this bill were to become law, insurers would be limited in their ability to refuse coverage for pre-existing medical conditions. Also, the bill would bar insurers from dropping coverage when an insured or family member becomes ill. Lastly, for certain individuals who have quit their job or who have been laid off, insurers would be required to offer individual insurance coverage. This bill is expected to be considered by the Senate in the first half of 1996.

In addition to reform proposals on a national basis, legislative efforts to reform health care at the state level may intensify. The potential reform plans at the federal and state levels may: (i) partially or fully replace products sold by insurers; (ii) limit the ability of insurers to charge higher rates to or decline to cover insureds who present greater risks; (iii) limit the ability of insurers to exclude coverage for pre-existing conditions; (iv) mandate the types of insurance benefits to be provided in certain instances; (v) impose insurance rate regulation or additional taxes on insurance premiums or benefits; (vi) increase competition by expanding employee choice of insurance plans and by requiring the employee to bear the full cost increment for higher priced plans; or (vii) establish programs run by the government that would compete with or replace business written by the Company.

The Company will continue to monitor all aspects of the developments surrounding this issue and is preparing strategic responses to its possible outcomes. The Company's health businesses have begun to diversify into product areas, such as supplemental insurance products and disability products, that the Company believes are consistent with its targeted market focus and may be less affected or unaffected by health care reform. It is not possible at this time to predict the nature of health care reform or how soon its measures will be adopted and implemented or the impact on the Company's operating results or financial position.

Approximately three-fourths of the Company's specialty health insurance premiums might be affected by health care reform. Of this amount, approximately 39% (or 18% of the Company's total revenues) were written in the states of Texas, Illinois, New Jersey, and Louisiana. Because of this concentration, health care reform measures in those states could have an adverse impact on the Company's revenues and net income.

A.M. Best Ratings

The ability of an insurance company to compete successfully depends, in part, on its financial strength, operating performance, and claims-paying ability as rated by A.M. Best and other rating agencies. The Company's insurance subsidiaries are each currently rated "A- (Excellent)" by A.M. Best, based on their 1994 statutory financial results and operating performance.

A.M. Best's 15 categories of rating for insurance companies currently range from "A++ (Superior)" to "F (In Liquidation)." According to A.M. Best, an "A" or "A-" rating is assigned to companies which, in A.M. Best's opinion, have achieved excellent overall performance when compared to the standards of the life insurance industry and generally have demonstrated a strong ability to meet their obligations to policyholders over a long period of time. Many of the Company's competitors have A.M. Best ratings of "A-" or lower, and the Company believes the insurance subsidiaries' A. M. Best ratings are adequate to enable them to compete successfully. A. M. Best ratings are based upon factors of concern to policyholders, agents, and intermediaries and are directed toward the protection of policyholders, not investors.

A.M. Best uses a variety of qualitative and quantitative measures in determining a company's rating and surplus adequacy. The Company expects that both WNIC and UPI will continue to meet
A.M. Best's standards for an "A-" rating based on 1995 results.

Inflation and Changing Prices

Inflation and changing prices are anticipated by the Company in the pricing of its insurance products. WNIC's health insurance pricing assumptions take into account the increased cost of medical care, including both the medical care inflation rate and the increase in policyholder utilization of medical services. Pricing assumptions in 1995 regarding these items increased from 1994. For the first quarter of 1996, these assumptions are not expected to change materially from 1995.

The effect of inflation on operating expense has not been significant.

 Five Year Summary
 (000s omitted, except per share amounts)
                                               1995         1994         1993         1992         1991

 Total revenues                          $  696,182   $  656,929   $  628,527   $  570,442   $  578,044
 Operating income (a)
   Pretax operating income                   50,745       46,252       38,577       26,975       20,370
   Net operating income                      33,214       30,155       25,057       18,808       17,381
 Income (loss) before cumulative effect
   of changes in accounting principles       33,860       31,301       28,216       16,852       (2,964)
 Net income (loss)                           33,860       31,301       26,666       (5,967)      (2,964)
 Average common shares
   and equivalents outstanding (b)           12,250       12,225       10,755        9,989        9,980
 Per share
   Net operating income                  $     2.68   $     2.44   $     2.30   $     1.84   $     1.71
   Income (loss) before cumulative
     effect of changes in
     accounting principles                     2.73         2.53         2.59         1.65         (.33)
   Net income (loss)                           2.73         2.53         2.45         (.63)        (.33)
   Common dividends declared                   1.08         1.08         1.08         1.08         1.08
   Book value                                 34.54        24.51        27.92        27.93        29.32
   Book value excluding net unrealized
     investment gains and losses              30.61        29.44        27.92        27.92        29.64
 Total assets                             3,012,898    2,810,568    2,854,419    2,712,783    2,554,999
 Mortgage and long-term notes payable         1,309        1,907        2,434       13,870       14,042
 Shareholders' equity                       437,919      306,323      348,945      288,040      300,062
 Shareholders' equity excluding net
   unrealized investment gains (losses)     388,121      367,679      348,988      287,929      303,310
 Life insurance in force (in millions)       21,619       21,035       22,215       25,454       24,227

 (a) Income before realized investment losses, divestitures, gains from curtailments of benefit plans, and the cumulative effect of accounting changes.
 (b) The increase in 1994 of average common shares and equivalents outstanding is a result of the Company's public offering of 2.1 million newly issued shares in the third quarter of 1993.


 Consolidated Balance Sheet
 (000s omitted)
                December 31,                                                 1995            1994
 Assets         Investments
                  Fixed maturities-
                    Available for sale at fair value
                      (cost:  $1,953,314; $1,768,181)                  $2,060,710      $1,649,453
                    Held to maturity at cost (fair value: $112,368)             -         113,116
                  Mortgage loans on real estate                           317,249         357,641
                  Real estate and joint ventures                           34,080          26,997
                  Policy loans                                             56,279          54,368
                  Other long-term                                          27,744          30,672
                  Short-term                                               48,594          52,387
                Total Investments                                       2,544,656       2,284,634
                Cash                                                        8,331           7,272
                Deferred acquisition costs                                235,499         293,850
                Reinsurance recoverables and prepaid premiums              49,502          54,842
                Accrued investment income                                  32,652          33,084
                Insurance premiums in course of collection                 14,718          14,857
                Property and equipment                                     18,259          22,988
                Goodwill                                                   18,385          19,092
                Separate Account                                           51,005          42,178
                Other                                                      39,891          37,771
                Total Assets                                           $3,012,898      $2,810,568
 Liabilities    Policy liabilities                                     $2,363,329      $2,354,818
                General expenses and other liabilities                    125,194         121,685
                Mortgage payable                                            1,309           1,907
                Short-term notes payable                                    3,100               -
                Income taxes (current:  $944; $316)                        31,042         (16,343)
                Separate Account                                           51,005          42,178
                Total Liabilities                                       2,574,979       2,504,245
 Shareholders'  Convertible preferred stock                                   718             723
 Equity         Common stock                                              125,953         124,842
                Retained earnings                                         323,087         302,759
                Net unrealized investment gains (losses)                   49,798         (61,356)
                Unfunded pension loss                                      (3,640)         (2,648)
                Cost of common treasury stock                             (57,997)        (57,997)
                Total Shareholders' Equity                                437,919         306,323
                Total Liabilities and Shareholders' Equity             $3,012,898      $2,810,568

 See notes to consolidated financial statements.



 Consolidated Statement of Income
 (000s omitted, except per share amounts)
                Year Ended December 31,                         1995       1994       1993
 Revenues       Insurance premiums and policy charges       $501,572   $468,386   $438,822
                Net investment income                        184,215    182,007    183,735
                Realized investment losses                    (1,417)    (1,606)      (354)
                Other                                         11,812      8,142      6,324
                Total Revenues                               696,182    656,929    628,527
 Benefits and   Insurance benefits paid or provided          466,285    435,802    420,358
 Expenses       Insurance and general expenses               139,617    138,428    131,512
                Amortization of deferred acquisition costs    40,952     38,053     37,943
                Total Benefits and Expenses                  646,854    612,283    589,813
 Earnings       Income before income taxes and cumulative
                  effect of change in accounting principle    49,328     44,646     38,714
                Income Taxes                                  15,468     13,345     10,498
                Income before cumulative effect of change
                  in accounting principle                     33,860     31,301     28,216
                Cumulative effect of change in accounting
                principle-net    of tax                            -          -     (1,550)
                Net Income                                  $ 33,860   $ 31,301   $ 26,666
 Share Data     Primary Earnings Per Share
                Income before cumulative effect             $   2.73   $   2.53   $   2.59
                Cumulative effect of change in accounting
                  principle-net of tax                             -          -       (.14)
                Net Income Per Share                        $   2.73   $   2.53   $   2.45
                Average Shares and Equivalents Outstanding    12,250     12,225     10,755

                Fully Diluted Earnings Per Share
                Income before cumulative effect             $   2.68   $   2.50   $   2.56
                Cumulative effect of change in accounting
                  principle                                        -          -       (.14)
                Net Income Per Share                        $   2.68   $   2.50   $   2.42
                Average Shares and Equivalents Outstanding    12,639     12,496     11,026

 See notes to consolidated financial statements.

 Consolidated Statement of Cash Flows
 (000s omitted)
                Year Ended December 31,                         1995         1994         1993
 Operating      Net income                                 $  33,860    $  31,301    $  26,666
 Activities     Adjustments to reconcile to net cash
                  provided by operating activities
                    Increase in policy liabilities            52,048       48,998       80,440
                    Deferred acquisition costs               (11,561)      (3,894)     (15,282)
                    Change in reinsurance receivable           4,058      (11,387)       4,587
                    Other, net                                11,039       19,240        8,270
                Net Cash Provided by Operating Activities     89,444       84,258      104,681
 Investing      Proceeds from sales
 Activities       Fixed maturities - available for sale      308,663      113,375            -
                  Fixed maturities - held to maturity          1,950            -      261,313
                  Mortgage loans, real estate, and other       4,744       18,449       55,354
                Proceeds from maturities and redemptions
                  Fixed maturities - available for sale       96,188      155,684            -
                  Fixed maturities - held to maturity         19,417       17,313      266,217
                  Mortgage loans, real estate, and other      46,828       58,666       73,763
                Cost of purchases
                  Fixed maturities - available for sale     (507,084)    (399,418)           -
                  Fixed maturities - held to maturity              -       (5,000)    (726,358)
                  Mortgage loans, real estate, and other      (6,495)     (26,258)     (40,661)
                Increase in policy loans                      (1,911)      (2,083)        (784)
                Purchases of property and equipment             (768)      (2,008)      (7,824)
                Net change in short-term investments           3,793       22,915      (11,866)
                Net Cash Used by Investing Activities        (34,675)     (48,365)    (130,846)
 Financing      Policyholder account deposits                150,469      143,627      142,871
 Activities     Policyholder account withdrawals            (194,006)    (169,278)    (124,795)
                Dividends to shareholders                    (13,532)     (13,480)     (12,236)
                Change in short-term notes payable              3,100           -      (17,350)
                Proceeds from sale of common stock                857         596       48,181
                Repayment of long-term borrowings                (598)       (527)      (9,536)
                Net Cash Provided (Used) by Financing
                  Activities                                  (53,710)    (39,062)      27,135
 Change in      Increase (Decrease) in Cash                     1,059      (3,169)         970
 Cash           Cash at Beginning of Year                       7,272      10,441        9,471
                Cash at End of Year                        $    8,331   $   7,272    $  10,441

 See notes to consolidated financial statements.


 Consolidated Statement of Shareholders' Equity
 (000s omitted)
                   Year Ended December 31,                         1995         1994       1993
 Convertible       Balance at beginning of year                $    723     $    723     $    723
 Preferred Stock     Conversion to common stock                      (5)           -            -
                   Balance at end of year                           718          723          723
 Common Stock      Balance at beginning of year                 124,842      124,145       75,960
 and Additional      Sale on open market                              -            -       47,263
 Paid-In Capital     Other issuances                              1,111          697          922
                   Balance at end of year                       125,953      124,842      124,145
 Retained Earnings Balance at beginning of year                 302,759      284,938      270,508
                     Net income                                  33,860       31,301       26,666
                     Common stock dividends                     (13,171)     (13,118)     (11,874)
                     Preferred stock dividends                     (361)        (362)        (362)
                   Balance at end of year                       323,087      302,759      284,938
 Net Unrealized    Balance at beginning of year                 (61,356)         (43)         111
 Investment Gains    Effect of change in accounting principle         -       41,644            -
 (Losses)            Change during year                          111,154    (102,957)        (154)
                   Balance at end of year                         49,798     (61,356)         (43)
 Unfunded Pension  Balance at beginning of year                   (2,648)     (2,821)      (1,269)
 Loss                Change during year                             (992)        173       (1,552)
                   Balance at end of year                         (3,640)     (2,648)      (2,821)
 Cost of Common
 Treasury Stock    Balance at beginning and end of year          (57,997)    (57,997)     (57,997)

                   Total Shareholders' Equity at End of Year     $437,919    $306,323    $348,945


 Capital Stock Activity
 (000s omitted)
                   Year Ended December 31,                           1995        1994        1993
 Convertible       Shares at beginning of year                        145         145         145
 Preferred Stock     Conversion to common stock                        (1)          -           -
                   Shares at end of year                               144        145         145
 Common Stock      Shares at beginning of year                      15,546     15,501      13,295
                     Sale on open market                                 -          -       2,133
                     Other issuances                                    60         45          73
                   Shares at end of year                            15,606     15,546      15,501
 Common Treasury
 Stock             Shares at beginning and end of year              (3,383)    (3,383)     (3,383)

                   Common Shares Outstanding at End of Year         12,223     12,163      12,118

See notes to consolidated financial statements.

Notes To Consolidated Financial Statements

Note A
Nature of Operations

Washington National Corporation and its subsidiaries (WNC or the Company) are engaged primarily in marketing and underwriting specialty health insurance and life insurance and annuity products for individuals and groups throughout the United States. Based on assets and income, the life insurance and annuity products account for more than two-thirds of WNC's business. The specialty health insurance products account for the remainder.

The markets for WNC's life insurance and annuities products include individuals and small businesses seeking universal life insurance and other interest-sensitive life insurance and annuity products.

The markets for the Company's specialty health insurance products include: individuals without employer-sponsored insurance in need of major medical coverage; educators and other school district employees purchasing disability insurance and other specialty insurance products; and employers with from 2 to 1,000 employees seeking employer-sponsored health insurance and associated life insurance and stop-loss insurance.

Note B
Significant Accounting Policies and Practices

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) and include the accounts and operations of the Company. Significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from these estimates. Certain amounts applicable to prior years' financial statements have been reclassified to conform to the 1995 presentation.

Investments

Fixed Maturities. Fixed maturities include bonds, redeemable preferred stocks, and mortgage-backed securities with contractual maturities greater than one year. Fixed maturities classified as "available for sale" are carried at fair value and fixed maturities classified as "held to maturity" are carried at amortized cost. The carrying value of the Company's fixed maturity portfolio is inversely impacted by increases and decreases in market interest rates which may change significantly in short time periods.

The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts. This adjustment is included in investment income. The difference between amortized cost for "available for sale" securities and their fair value, net of applicable deferred income taxes and certain deferred acquisition costs, is reflected as a component of shareholders' equity as an unrealized investment gain or loss. If a security's fair value has a decline that is considered to be other-than-temporary, the carrying value is reduced to its net realizable value. Such reductions in value are included in realized investment gains and losses.

As a result of newly issued guidance from the Financial
Accounting Standards Board (FASB), the Company transferred its $84,146,000 of "held to maturity" fixed maturities to "available for sale" at December 31, 1995, resulting in a $5,337,000 increase to unrealized investment gains. The
Company no longer holds any fixed maturities as "held to maturity."

Mortgage Loans on Real Estate. Mortgage loans on real estate are carried at unpaid principal balances, net of allowance for losses. The allowance is based on estimated uncollectible amounts considering past credit loss experience and current economic conditions and is subject to fluctuation based on actual experience. Loans considered permanently impaired are written down to their net realizable value and the write-down is recognized as a realized investment loss.

Real Estate and Joint Ventures. Real estate investments are principally carried at cost less allowances for depreciation and possible losses. Foreclosed real estate is considered "available for sale" and is recorded at the lower of current carrying value or estimated fair value less expected costs of disposal. Joint ventures are accounted for principally using the equity method.

Policy Loans. Loans to policyholders are carried at the unpaid principal balance.

Other Long-term Investments. Other long-term investments consist of investments in Washington National Insurance
Company's (WNIC) Separate Account, equity securities reported at fair value, and venture capital investments that are accounted for under the equity method.

Short-term Investments. Short-term investments include commercial paper, variable demand notes, and money market funds and are carried at amortized cost.

Net Investment Income. Net investment income consists primarily of interest and dividends less expenses. Interest on fixed maturities and performing mortgage loans, adjusted for any amortization of discount or premium, is recorded as income when earned and includes adjustments resulting from prepayments or expected changes in prepayments on mortgage-backed securities. Dividends are recorded as income on ex-dividend dates. Income on impaired loans and real estate is recorded principally on a cash basis. Income on investments accounted for under the equity method is recognized as it becomes earned. Investment expenses are accrued as incurred.

Realized Investment Gains and Losses. Realized investment gains and losses are recognized using the specific identification method and include write-downs on investments having an other-than-temporary decline in value.

Depreciation

Depreciation for real estate investments and property and equipment is based on the estimated useful life of the asset primarily using the straight-line method. Information on depreciation follows:

Accumulated Depreciation
(000s omitted)                   1995        1994
 Property and equipment       $ 3,571    $  2,434
 Real estate investments       12,635      25,086

Depreciation Expense
 (000s omitted)                  1995        1994        1993
 Property and equipment       $ 1,137     $ 1,333     $ 2,768
 Real estate investments        1,320       1,453       1,480

Insurance Premiums and Policy Charges

Insurance premiums and policy charges include reinsurance premiums assumed and are net of reinsurance ceded. Health insurance premiums are earned on a pro rata basis over the policy period. Premiums for traditional life insurance products are recognized as revenues when due. Revenues for certain interest-sensitive products consist of charges earned and assessed against policy account balances during the period for the cost of insurance, policy initiation fees, policy administration expenses, and surrender charges.

Deferred Acquisition Costs (DAC)

Certain costs associated with acquiring new business are deferred and amortized to income over time. Amortization of costs for traditional life insurance and health products is over the premium paying period and is based on assumptions consistent with those used in determining policy benefit reserves. Actual results may differ significantly from these assumptions. For certain interest-sensitive products, costs are amortized over the estimated life of those products in proportion to the present value of estimated gross profits from surrender charges and investment, mortality, and expense margins. Changes in the amount or timing of estimated gross profits will result in adjustments in the cumulative amortization of these costs.

To the extent that unrealized investment gains or losses on fixed maturities would result in an adjustment of DAC had those investment gains or losses been realized, the related unamortized DAC is adjusted and included in shareholders' equity.

The unamortized cost of purchased insurance in force is included in DAC and amortized in proportion to the present value of estimated gross profits over an estimated twenty-one year remaining life with interest rates ranging from 7.5% to 8.5%.

The changes in the unamortized cost of purchased insurance in force for the years ended December 31 follow:

 (000s omitted)                    1995      1994      1993
 Balance at beginning of year   $45,282   $41,902   $47,039
   Interest on unamortized
     balance                      2,915     3,136     3,436
   Amortization                  (5,635)   (6,026)   (8,573)
   Effect of unrealized
     investment (gains) losses  (13,432)    6,270         -
   Balance at end of year       $29,130   $45,282   $41,902

The estimated percentage of the December 31, 1995 balance before the effect of unrealized investment gains and losses to be amortized over the next five years follows:

 1996          14.6%
 1997          14.1%
 1998          13.0%
 1999          12.8%
 2000          12.6%

Policy Liabilities

Liabilities for future policy benefits for traditional life insurance products are provided on the net level premium method. The Company bases reserve calculations on the present value of future net premiums, benefits, and expenses, using estimates of future investment yield, mortality, and withdrawal rates, adjusted to provide for possible adverse deviation. Interest rate assumptions are graded and ranged from 4.5% to 7.5% at December 31, 1995.
Withdrawal assumptions are based principally on Company experience and vary by issue age, type of coverage, and duration.

Liabilities for future policy benefits of certain interest-sensitive products are based on policy account balances prior to applicable surrender charges, deferred policy initiation fees that are recognized as income over the term of the policies, and a provision for the return of insurance charges. Policy benefits and claims that are charged to expense include benefit claims in excess of related policy accounts incurred in the period, interest credited to policy balances, and a provision for the return of the cost of insurance charges. Credited interest rates for these products ranged from 3.0% to 7.3% at December 31, 1995.

Liabilities for policy and contract claims are determined using statistical analyses and case-basis evaluations and represent estimates of the expected cost of incurred claims. Revisions to these estimates are recognized in the Consolidated Statement of Income in the period when the revisions are made.

Goodwill

The amount paid to acquire a company over the fair value of its net assets is reported as goodwill and is amortized on a straight-line basis, generally over a thirty-five year period. The value of goodwill is considered appropriate based on the prospect of continued growth and the long-term nature of the insurance policies sold. Accumulated amortization of goodwill was $6,744,000 and $6,038,000 at December 31, 1995 and 1994, respectively.

Separate Account

Separate Account assets and liabilities are principally carried at fair value and represent funds that are separately administered for annuity contracts for which the contract holders bear the investment risk. The assets are legally segregated from the Company's assets and are not subject to any claims that arise from any other business of WNC. Investment income and realized investment gains and losses accrue directly to the contract holders and are excluded from the accompanying Consolidated Statement of Income.

Income Taxes

The Company files a consolidated life/nonlife federal income tax return. The Company establishes deferred tax provisions for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted tax rate expected to be in effect when the temporary differences reverse. A valuation allowance for deferred tax assets is provided for the portion of the asset not expected to be realized.

Reinsurance

In the normal course of business, the insurance companies of WNC minimize their exposure to loss by reinsuring a portion of their life insurance, annuity, and health insurance risks with other insurance companies. The Company's policy on claim exposure for life insurance and annuity products is to retain a maximum of $300,000 of life insurance exposure on any one individual ($400,000 with accidental death coverage). Paid-claim exposure for group insurance products is limited to $750,000 per claim for major medical coverage and $250,000 per claim for individual stop-loss in any one calendar year. The Company retains a maximum of 50% of all long-term disability and long-term care claims. WNC's reinsurance for individual health insurance claims is designed to protect the Company from an excessive amount of claims over $250,000 on an individual claim basis.

The Company cedes reinsurance to entities with A.M. Best ratings of "A" or better or to entities required to maintain assets in an independent trust fund whose fair value is sufficient to discharge the obligations of the reinsurer. Reinsurance contracts do not discharge the Company from its obligations to the policyholders.

Benefit amounts paid directly by the Company for insurance claims covered under ceded reinsurance agreements are recorded as reinsurance recoverables to the extent not already reimbursed. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies. Reinsurance costs related to short-duration contracts are amortized over the remaining contract period in proportion to the protection provided.

Substantially all of the reinsurance assumed by the Company as of December 31, 1995, relates to individual health insurance. This reinsurance is on a 50% or 100% coinsurance basis and is accounted for in a manner similar to the direct business.

Note C
New Accounting Standards

Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) 114 and SFAS 118, issued by FASB, relating to the impairment of mortgage loans. The statement requires that loans be identified as impaired when it is probable that a creditor will be unable to collect all amounts contractually due. The impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or at the fair value of the collateral if the loan is collateral dependent. The adoption of this statement did not have an effect on the Company at January 1, 1995, as the Company had no loans that met the criteria for impairment.

In December 1995, the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement establishes guidance for recognizing and measuring impairment losses for long-lived assets, certain identifiable intangibles, and goodwill related to those assets. The statement applies to those assets to be held and used and those to be disposed. This statement did not have a material effect on the Company.

In November 1995, the FASB issued SFAS 123, "Accounting for Stock-Based Compensation," which the Company will adopt in 1996. This statement establishes accounting and reporting standards for stock-based employee compensation plans. The statement defines a fair value method of accounting that would result in an income statement charge or permits entities to continue using the current accounting treatment. The Company has elected to continue using the current accounting treatment and will disclose the required pro forma results of the new provisions in the 1996 financial statements.

Effective January 1, 1994, the Company adopted SFAS 115,
"Accounting for Certain Investments in Debt and Equity
Securities." The effect of the adoption resulted in an increase to shareholders' equity of $41,644,000.

Effective January 1, 1993, the Company adopted SFAS 112,
"Employers' Accounting for Postemployment Benefits" resulting in a one-time cumulative effect adjustment to net income of $1,550,000, net of taxes of $834,000.

Note D
Policy Liabilities

Detail of WNC's policy liabilities at December 31 follows:

 (000s omitted)                      1995          1994
 Future policy benefits
   Annuities                   $1,228,947    $1,278,252
   Life                           837,990       790,894
 Policy and contract claims       219,755       213,572
 Unearned premiums                 37,382        33,220
 Other                             39,255        38,880
 Total policy liabilities      $2,363,329    $2,354,818

Activity in the liability for short duration unpaid claims and short duration claim adjustment expense (included in policy and contract claims and component of general expenses and other liabilities) follows:

 (000s omitted)                        1995       1994       1993
 Balance at January 1              $215,351   $210,348   $202,322
 Less: reinsurance
   recoverables                      11,741     11,547     11,956
 Net balance at January 1           203,610    198,801    190,366
 Incurred relating to:
   Current year                     313,291    291,209    260,144
   Prior years                      (19,562)   (31,296)   (26,638)
 Total incurred                     293,729    259,913    233,506
 Paid relating to:
   Current year                     203,924    179,762    151,989
   Prior years                       83,905     75,342     73,082
 Total paid                         287,829    255,104    225,071
 Net balance at December 31         209,510    203,610    198,801
 Add: reinsurance
   recoverables                      10,248     11,741     11,547
 Balance at December 31            $219,758   $215,351   $210,348

Note E
Investments

Fixed Maturities

A comparison of amortized cost to fair value of fixed maturity investments by category at December 31 follows:

                                                                       Gross Unrealized
                                                      Amortized     ---------------------          Fair
 (000s omitted)                                            Cost        Gains       Losses         Value
                                                                                1995
                                                    ----------------------------------------------------
 United States government obligations               $    75,750     $  4,860      $    66    $   80,544
 Obligations of states and political subdivisions        78,824        3,685           89        82,420
 Public utilities                                       147,206        8,216          296       155,126
 Industrial and miscellaneous                           989,348       71,124        2,510     1,057,962
 Mortgage-backed securities                             634,236       19,404          627       653,013
 Other                                                   27,950        3,695            -        31,645
 Total fixed maturities                              $1,953,314     $110,984      $ 3,588    $2,060,710

                                                                                1994
                                                    ----------------------------------------------------
 Available for sale
   United States government obligations             $    74,293     $    265      $ 4,577    $   69,981
   Obligations of states and political subdivisions      75,555        1,215        5,286        71,484
   Public utilities                                     131,184           20       13,650       117,554
   Industrial and miscellaneous                         798,018        5,091       53,406       749,703
   Mortgage-backed securities                           655,286        3,232       49,315       609,203
   Other                                                 33,845           63        2,380        31,528
 Total available for sale                             1,768,181        9,886      128,614     1,649,453
 Held to maturity
   United States government obligations                     251            -            -           251
   Obligations of states and political subdivisions      22,109          860           45        22,924
   Industrial and miscellaneous                          86,027          845        2,591        84,281
   Mortgage-backed securities                             4,529          181            -         4,710
   Other                                                    200            2            -           202
 Total held to maturity                                 113,116        1,888        2,636       112,368
 Total fixed maturities                              $1,881,297     $ 11,774     $131,250    $1,761,821


During 1995, the Company sold one "held to maturity" investment with an amortized cost of $2,000,000. The sale, which resulted in a realized investment loss of $50,000, was made as a result of significant deterioration of the bond issuer's creditworthiness.

The amortized cost and fair value of fixed maturities at December 31, 1995, by contractual maturity, follow. Expected maturities differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties.

                                Amortized          Fair
(000s omitted)                       Cost         Value
  Due in 1996                  $    8,144    $    8,186
  Due in 1997 - 2000              201,403       210,561
  Due in 2001 - 2005              460,056       486,563
  Due after 2005                  649,475       702,387
  Mortgage-backed securities      634,236       653,013
 Total fixed maturities        $1,953,314    $2,060,710

Mortgage Loans on Real Estate

Information on mortgage loans on real estate at December 31, 1995 is as follows:

(000s omitted)
 Impaired loans
  With allowance (net of $135 allowance)        $  2,762
  Without allowance                                7,640
 Total impaired loans                             10,402
 Non-impaired loans (net of $7,171 allowance)    306,847
 Total mortgage loans                           $317,249

In 1995, the Company's average investment in impaired mortgage loans was $5,812,000. Income recognized and received on these loans was $732,000 and $714,000, respectively.

A rollforward of the allowance for mortgage loan losses follows:

 (000s omitted)             1995        1994       1993
 Balance at January 1    $ 8,032     $12,031    $11,618
 Additions                   400       1,501      3,475
 Deductions               (1,126)     (5,500)    (3,062)
 Balance at December 31  $ 7,306     $ 8,032    $12,031

Non-Cash Investing Activities

During 1995, 1994, and 1993, non-cash investing activities totaled $10,707,000, $4,009,000, and $4,869,000, respectively, and consisted of real estate acquired through foreclosure of fixed maturities and mortgage loans on real estate, purchase money mortgages, and venture capital distributions of common stock.

Realized Investment Gains and Losses

Details of realized investment gains (losses) for the years ended December 31 follow:

 (000s omitted)                   1995       1994        1993
 Fixed maturities
   Gross gains                 $ 7,257    $ 2,026    $ 20,650
   Gross losses                 (7,740)    (3,760)    (12,532)
 Total fixed maturities           (483)    (1,734)      8,118
 Mortgage loans on real estate     (52)       (82)       (377)
 Real estate and other            (882)       210      (8,095)
 Realized investment losses    $(1,417)   $(1,606)   $   (354)

Investment Income

Major sources of net investment income for the years ended
December 31 follow:

 (000s omitted)                      1995       1994        1993
 Fixed maturities                $151,944   $147,396    $141,809
 Mortgage loans on real estate     30,587     34,982      42,030
 Real estate and other              7,133      8,225      12,936
 Policy loans                       3,643      3,459       3,460
 Short-term                         3,245      2,765       2,398
 Gross investment income          196,552    196,827     202,633
 Investment expenses               12,337     14,820      18,898
 Net investment income           $184,215   $182,007    $183,735


Investment expenses consist primarily of real estate expenses.

As of December 31, 1995, the carrying value of investments that produced no income for the previous twelve month period was $5,412,000 or less than 1% of invested assets.

Unrealized Investment Gains and Losses

The following table details the net unrealized investment gains and losses included in shareholders' equity:

 (000s omitted)                  1995        1994
 Gross unrealized gains      $112,849   $   9,974
 Gross unrealized losses       (4,316)   (128,873)
 DAC                          (37,700)     33,000
 Deferred income taxes        (21,035)     24,543
 Net unrealized investment
   gains (losses)            $ 49,798   $ (61,356)

Fixed maturities had an increase (decrease) in unrealized investment gains of $226,872,000, ($201,808,000), and
$25,438,000 in 1995, 1994, and 1993, respectively.

Note F
Defined Benefit and Contribution Plans

Retirement Plans

The Company has three qualified defined contribution retirement plans: a non-contributory money-purchase retirement plan, a non-contributory discretionary profit sharing plan, and a contributory 401(k) plan. The plans cover substantially all employees who have met the prescribed requirements for participation. The Company contribution to the money-purchase retirement plan is 3% of each employee's compensation plus an additional 3% of compensation in excess of the Social Security wage base. The Company contribution to the profit sharing plan is at the discretion of the insurance subsidiaries' Boards of Directors in consultation with WNC's Board of Directors and is based on financial performance. Employees' may contribute up to 12% of compensation to the 401(k) plan. The Company matches employee contributions dollar for dollar up to a maximum of 3% of compensation. The net pension expense for the defined contribution plans in 1995, 1994, and 1993 was $3,251,000, $3,006,000 and $3,760,000, respectively. The
Company has a non-qualified supplemental retirement plan under which benefits are paid to certain employees equal to the amounts by which the qualified plan benefits are reduced due to provisions of the Internal Revenue Code (IRC). At both December 31, 1995 and 1994, the unfunded liability for the supplemental retirement plan was not material.

The Company has defined benefit retirement plans that cover certain grandfathered employees and agents. Benefits are based principally on years of service and compensation. The funding policies are to contribute annually at least the minimum amounts required by the IRC. The plans have been amended to terminate the accrual of future benefits which resulted in a curtailment gain. Contributions are intended to provide benefits attributed to service to date.

Plan assets are invested principally in mutual funds, bonds, and stocks. The fair value of WNC Common and Preferred Stock held by one of the retirement plans was $12,408,000 and $8,580,000, at December 31, 1995 and 1994,
respectively. Dividends of $492,000 were received on the WNC Common and Preferred Stock in both 1995 and 1994. No WNC shares were purchased or sold during 1995 or 1994.

The components of net periodic pension income for the defined benefit plans for the years ended December 31 follow:

 (000s omitted)                        1995      1994      1993
 Interest cost on projected
   benefit obligations              $ 1,734   $ 1,824   $ 1,923
 Actual return on plan assets        (3,419)     (419)   (2,035)
 Net amortization and deferral        1,118    (2,054)     (642)
 Curtailment gain                         -         -      (491)
 Service cost for benefits earned         -         -        99
 Net periodic pension
   income                           $  (567)  $  (649)  $(1,146)

The funded status and the amounts reported in WNC's
Consolidated Balance Sheet as part of other liabilities for the defined benefit plans at December 31 follow:

 (000s omitted)                            1995        1994
 Actuarial present value of
   accumulated benefit obligations:
     Vested                            $(26,501)   $(23,759)
     Non-vested                             (78)       (118)
 Accumulated benefit obligations       $(26,579)   $(23,877)
 Projected benefit obligations         $(26,579)   $(23,877)
 Plan assets at fair value               25,482      22,794
 Projected benefit obligations in
   excess of plan assets               $ (1,097)   $ (1,083)
 Comprised of:
   Prepaid pension cost                $  3,190    $  1,526
   Unrecognized actuarial net loss       (8,207)     (7,835)
   Unrecognized transition asset          3,920       5,226
 Total                                 $ (1,097)   $ (1,083)

The actuarial assumptions used to measure the projected benefit obligation include:

                                    1995      1994     1993
 Weighted-average discount
   rate                             7.0%      7.5%     6.7%
 Weighted-average expected
   rate of return on plan assets    7.6%      7.6%     7.5%

The transition asset is being amortized over a fourteen-year period. Actuarial gains and losses are deferred and then amortized over a fourteen-year period when the cumulative deferred amounts exceed certain limits.

GAAP requires employers to recognize a minimum liability at least equal to the unfunded accumulated benefit obligation. WNC's prepaid pension cost was less than the unfunded accumulated benefit obligation requiring a pretax adjustment of $4,287,000 and $2,769,000 at December 31, 1995 and 1994,
respectively, with an offset to shareholders' equity.

Postretirement Benefit Plan

In addition to WNC's retirement programs, the Company provides a contributory group life and medical insurance plan to certain eligible retirees and certain grandfathered active employees who have met a combination of age and service requirements. The plan was amended in 1992 to limit the future eligibility of benefits for active employees. The plan pays a stated percentage of most medical expenses, reduced for deductibles and payments made by government programs or other group coverage. Certain active employees who are not included in the grandfathered group are eligible for $10,000 of life insurance benefits under the plan after reaching a combination of age and service requirements.

In 1993, the Company established a Voluntary Employees' Beneficiary Association (VEBA) trust under section 501(c)(9) of the IRC for the purpose of paying out postretirement benefits to plan participants. The VEBA is funded annually, based on the difference between the net periodic postretirement benefit expense as measured by statutory accounting rules and the retiree medical claims incurred during the respective periods, subject to certain IRC limitations. Assets of the VEBA trust are invested in two-year U.S. Treasury notes and corporate demand notes.

The components of net periodic postretirement benefit expense for the years ended December 31 follow:

 (000s omitted)                    1995      1994      1993
 Interest cost                   $1,904    $1,994    $2,061
 Service cost                        49        56        61
 Return on plan assets             (224)      (28)        -
 Net amortization and deferral       84       227       (14)
 Net periodic postretirement
   benefit expense               $1,813    $2,249    $2,108

The funded status of the plan and the amount recognized in WNC's Consolidated Balance Sheet as part of other liabilities at December 31 follow:

 (000s omitted)                                   1995        1994
 Accumulated postretirement
   benefit obligation
     Retirees, dependents, and disabled
       participants                           $(27,578)   $(25,022)
     Fully eligible active plan
       participants                               (997)       (846)
     Other active plan participants             (1,048)       (661)
 Total accumulated postretirement
   benefit obligation                          (29,623)    (26,529)
 Fair value of plan assets                       4,516       2,726
 Accumulated postretirement benefit
   obligation in excess of plan assets        $(25,107)   $(23,803)
 Comprised of
   Accrued postretirement benefit
     expense                                  $(23,074)   $(24,392)
   Unrecognized net gain (loss)                 (2,215)        393
   Unrecognized prior service cost                 182         196
 Accumulated postretirement benefit
   obligation in excess of plan assets        $(25,107)   $(23,803)

The actuarial assumptions used to measure the postretirement benefit obligation include:

                                         1995     1994
 Weighted-average discount rate          7.0%     7.5%
 Weighted-average after-tax expected
   rate of return on plan assets         4.6%     4.6%
 Estimated income tax rate                34%      34%

The health care trend rate used in 1995 was 11.5% for pre-age 65 and 9.7% for post-age 65 participants, graded evenly to 5% in 14 years. The health care cost trend rate in 1994 was 12% for pre-age 65 and 10% for post-age 65 participants, graded evenly to 5% in 15 years. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the trend rate by 1% per year would increase the accumulated postretirement benefit obligation by $2,713,000 at December 31, 1995 and the aggregate of the service and interest cost components of net periodic postretirement benefit expense by $171,000 in 1995.

Note G
Reinsurance

The effect of reinsurance on insurance premiums and policy charges earned for short duration and long duration contracts for the years ended December 31 follows:

                                           Short        Long
(000s omitted)                          Duration    Duration       Total
                                        --------------------------------
                                                      1995
                                        --------------------------------
 Direct premiums and policy charges     $302,151    $203,478    $505,629
 Premiums assumed                         51,463       1,751      53,214
 Premiums ceded                           (3,671)    (53,600)    (57,271)
 Net premiums and policy charges        $349,943    $151,629    $501,572

                                                      1994
                                        --------------------------------
 Direct premiums and policy charges     $272,400    $201,043    $473,443
 Premiums assumed                         55,044       1,596      56,640
 Premiums ceded                           (4,670)    (57,027)    (61,697)
 Net premiums and policy charges        $322,774    $145,612    $468,386

                                                      1993
                                        --------------------------------
 Direct premiums and policy charges     $274,828    $195,789    $470,617
 Premiums assumed                         23,210       7,812      31,022
 Premiums ceded                           (5,047)    (57,770)    (62,817)
 Net premiums and policy charges        $292,991    $145,831    $438,822

The Company's written premiums for short duration contracts do not vary materially from premiums earned.

Reinsurance benefits ceded were $20,862,000, $22,850,000, and $22,685,000, in 1995, 1994, and 1993, respectively.

As a result of past divestitures, the Company reinsures
100% of certain supplemental health insurance, life insurance, and annuity business with unaffiliated companies. At December 31, 1995, 52% of WNC's total reinsurance recoverables were due from Combined Insurance Company of America, and 14% were due from American Founders Life Insurance Company. In addition, 18% of reinsurance recoverables were due from UNUM Life Insurance Company in the normal course of business.

For 1995, 31% and 66% of reinsurance premiums assumed were from Harvest Life Insurance Company and National Casualty Company, respectively. These reinsurance agreements provide that the Company reinsure blocks of individual major medical business issued by National Casualty Company and Harvest Life Insurance Company on a 50% and 100% coinsurance basis, respectively. The Company also administers 100% of the National Casualty Company business.

The Company uses yearly renewable term reinsurance at an insurance subsidiary to maintain statutory profitability and other statutory financial requirements while sustaining growth. The cumulative contribution to statutory basis capital and surplus from this reinsurance was $8,202,000 and $9,044,000 at December 31, 1995 and 1994, respectively. These transactions do not materially impact the Company's GAAP financial statements.

Note H
Stock Benefit Plan

WNC has a stock benefit plan under which the compensation committee of WNC's Board of Directors may grant stock options, stock appreciation rights, and shares of restricted stock. The following table summarizes the changes in the shares of Common Stock of WNC under the plan:

                                             Issuable Under
                       Available           Outstanding Options
                       For Grant      -----------------------------
                     During 1995        1995       1994       1993
 January 1 balance       541,094     777,649    685,244    594,659
 Stock options
   Granted              (174,500)    174,500    167,500    216,500
   Exercised                         (31,832)   (22,367)   (53,321)
   Forfeited               31,224    (31,224)   (52,728)   (72,594)
 Restricted stock
   Issued                  (6,050)
   Cancelled                1,775
 December 31 balance      393,543    889,093    777,649    685,244
 Options exercisable                 511,102    420,975    346,032

Prices for stock options granted from 1993 to 1995 ranged from $18.38 to $26.57 per share. Prices for stock options exercised from 1993 to 1995 ranged from $10.21 to $26.57 per share. Exercise prices on stock options outstanding ranged from $10.21 to $27.29 per share.

Note I
Capital Stock

Convertible Preferred Stock

WNC has 10,000,000 authorized shares of $5 par value Preferred Stock with 144,000 shares outstanding that are designated as $2.50 Convertible Preferred Stock. Each share is entitled to a cumulative annual dividend of $2.50 and a preference of $50 in the event of involuntary liquidation of WNC and $55 in the event of voluntary liquidation. Further, each share is convertible at any time into 1.875 shares of Common Stock at the option of the holder and is redeemable at $55 at the option of WNC. Each holder is entitled to one vote for each share held. The $2.50 Convertible Preferred Stock and the Common Stock vote together as one class.

Stock Purchase Rights

WNC has one outstanding Common Stock Purchase Right for each outstanding share of Common Stock. The Rights will become exercisable only if a person or group acquires 20% or more of WNC's Common Stock or announces a tender offer following which it would hold 30% or more of such Common Stock. If the Rights become exercisable, a holder will be entitled to buy from WNC one share of WNC Common Stock at a price of $100 per share. If, after the Rights become exercisable, WNC is acquired in a merger or other business combination or more than 50% of WNC's assets or earning power are sold, each Right will entitle its holder to buy that number of shares of Common Stock of the acquiring company having a fair value of twice the exercise price of the Right. Alternatively, if a 20% WNC shareholder acquires WNC by means of a merger in which WNC and its Common Stock survive or that shareholder engages in self-dealing transactions with WNC, each Right not owned by the 20% holder would become exercisable for that number of shares of WNC Common Stock which have a fair value of twice the exercise price of the Right. Until the Rights become exercisable, one additional Right will be distributed with each share of WNC Common Stock issued in the future. The Rights will expire in January 1997. The Rights may be redeemed by WNC at $.01 per Right prior to the time that 20% or more of WNC's Common Stock has been accumulated by a person or group or within ten days thereafter under certain circumstances.

Common Stock

WNC has 60,000,000 authorized shares of $5 par value Common Stock including treasury shares. At December 31, 1995, 13,820,000 shares of WNC's Common Stock were reserved for future issuance: 12,223,000 shares for future exercises of Purchase Rights; 269,000 shares for conversion of outstanding Convertible Preferred Stock; 1,282,000 shares for exercise of options to purchase Common Stock and for use in connection with the restricted stock grants; and 46,000 shares for issuance of Common Stock in connection with the dividend reinvestment plan. The annual dividend paid on WNC Common Stock in 1995, 1994, and 1993 was $1.08 per share.

Earnings Per Share

The number of shares used in computing earnings per share follows:

 (000s omitted)                                1995       1994      1993
 Primary
   Average common shares outstanding         12,194     12,144    10,643
   Assumed exercise of options                   56         81       112
   Total average shares                      12,250     12,225    10,755

 Fully Diluted
   Average common shares outstanding         12,194    12,144     10,643
   Assumed conversion of preferred stock        269       271        271
   Assumed exercise of options                  176        81        112
   Total average shares                      12,639    12,496     11,026

Note J
Income Taxes

Components of WNC's deferred tax liabilities and assets at December 31 follow:

 (000s omitted)                              1995         1994
 Deferred tax liabilities:
   DAC                                   $ 75,789     $ 97,322
   Unrealized investment gains             33,768            _
   Joint ventures and venture
     capital investments                    2,150        1,025
   Accrued bond discount                    1,630        1,312
   Other                                    1,739        2,791
 Total deferred tax liabilities           115,076      102,450
 Deferred tax assets:
   Policy liability adjustments            65,576       63,349
   Liabilities for employee benefits       14,004       13,858
   Realized investment losses               5,826       11,557
   Unrealized investment losses                 _       41,452
   Other                                    4,768        4,599
 Total deferred tax assets                 90,174      134,815
 Valuation allowance                       (5,196)     (15,706)
 Deferred tax assets, net of
   valuation allowance                     84,978      119,109
 Net deferred tax (assets) liabilities   $ 30,098     $(16,659)

Other than capital gain or loss items, the nature of WNC's deferred tax assets and liabilities is such that the general reversal pattern for these temporary differences is expected to result in a full realization of WNC's deferred tax assets.

At December 31, 1995, WNC had capital loss carryforwards for tax return purposes of $10,959,000, of which $1,498,000 will expire in 1996 and the remainder in 2000. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to those carryforwards, investment loss reserves, and other capital-loss-related deferred tax assets not expected to be realized. The valuation allowance was decreased by $10,510,000 in 1995 and increased by $803,000 in 1994.

Prior to 1984, WNC's life insurance subsidiaries were required to accumulate certain untaxed amounts in a memorandum "policyholders' surplus account." Under the Tax Reform Act of 1984, the "policyholders' surplus account" balances were capped at December 31, 1983 and taxed only to the extent distributed to shareholders or when they exceed certain prescribed limits. WNC's life insurance subsidiaries do not intend to make any taxable distributions or to exceed the prescribed limits in the foreseeable future; therefore, no income tax provision has been made for those purposes. However, if such taxes were assessed, the amount of tax payable would be approximately $20,000,000. As of December 31, 1995, the combined "policyholders' surplus account" of WNC's life insurance subsidiaries approximates $57,000,000.

Under current and prior law, income of WNC's life insurance subsidiaries taxed on a current basis is accumulated in a shareholders' surplus account and can be distributed without tax to WNC. At December 31, 1995, this shareholders' surplus was $270,000,000.

The following reconciles the difference between actual tax expense and the amounts obtained by applying the statutory federal income tax rate of 35%:

 (000s omitted)                      1995       1994       1993
 Income tax at statutory rate
   applied to income before
   income taxes and cumulative
   effect of change in
   accounting principle           $17,265    $15,626    $13,550
 Tax expense not recognized
   on certain GAAP-basis
   capital gains or losses         (1,485)    (2,179)    (2,870)
 Investment income not taxed         (487)      (732)    (1,035)
 Amortization of purchase
   accounting adjustments             266        523        247
 Other                                (91)       107        606
 Income tax expense               $15,468    $13,345    $10,498
 Comprised of:
   Current expense                $13,597    $ 9,432    $ 4,328
   Deferred expense                 1,871      3,913      6,170
 Income tax expense               $15,468    $13,345    $10,498

Income taxes paid by WNC were $12,969,000, $8,120,000, and $4,100,000 in 1995, 1994, and 1993, respectively. WNC has a nonlife net operating loss carryforward for tax purposes of $273,000 that will begin to expire in 2008.

The Internal Revenue Service is currently examining the Company's tax returns for 1992 through 1994.

Note K
Commitments and Contingencies

Leases

WNC has noncancelable operating leases primarily for office space and office equipment, the most significant of which is a twenty-year lease of WNIC's home office building with a related party as lessor. Future minimum lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1995 follow:

 (000s omitted)
 1996                               $ 7,828
 1997                                 7,102
 1998                                 5,364
 1999                                 4,430
 2000                                 3,974
 Thereafter                          44,569
 Total minimum lease commitments    $73,267

Rental expenses were $7,161,000, $6,189,000, and
$6,900,000, in 1995, 1994, and 1993, respectively.

Financial Guarantees

The Company has entered into certain financial guarantees.
A financial guarantee is a conditional commitment to guarantee the payment of an obligation by an unrelated entity to a third party and has off-balance sheet credit risk. The exposure to credit risk is represented by the amount the Company would be required to pay under certain circumstances.

At December 31, 1995, the Company had three financial guarantees totaling $13,733,000, as well as a construction completion guarantee. At December 31, 1994 the Company had two financial guarantees totaling $15,206,000.

The Company feels it has adequate reserves for related potential losses.

Litigation

WNC has been named in various pending legal proceedings considered to be ordinary routine litigation incidental to the business of such companies. A number of other legal actions have been filed which demand compensatory and punitive damages aggregating material dollar amounts. WNC believes that such suits are substantially without merit and that valid defenses exist. WNC's management and its chief legal officer are of the opinion that such litigation will not have a material effect on WNC's results of operations or consolidated financial position.

State Guaranty Funds

Under insolvency or guaranty laws in most states in which the Company's insurance subsidiaries operate, insurers can be assessed for policyholder losses incurred by insolvent insurance companies. At present, most insolvency or guaranty laws provide for assessments based on the amount of insurance underwritten in a given jurisdiction. The Company's insurance subsidiaries paid $1,934,000, $2,850,000, and $2,500,000 in state guaranty fund assessments in 1995, 1994, and 1993, respectively, and had accrued liabilities of $3,478,000 and $3,128,000 for estimated future assessments at December 31, 1995 and 1994, respectively.

The Company's accounting policy with regard to payments to state guaranty funds is to treat as assets any such payments in those states where current law allows an offset against future premium taxes. At December 31, 1995 and 1994, other assets included $5,226,000 and $5,464,000, respectively, of deferred payments to state guaranty funds. Generally, these amounts will be used to offset future premium tax payments over periods from five to ten years. Under certain circumstances, including changes in state laws and a change in the Company's product mix, such amounts might become unrecoverable.

Health Care Reform

The Company's products are subject to governmental regulation at both the federal and state level. Currently, there are numerous health care reform proposals at both of these levels, some of which, if enacted, could have a significant impact on the Company's revenues and income. See discussion of health care reform in the unaudited Management's Discussion and Analysis of Financial Condition and Results of Operations for further information.

Note L
Mortgage Payable and Credit Arrangements

Mortgage Payable

Mortgage payable consisted of $1,309,000 and $1,907,000 at December 31, 1995 and 1994, respectively, for a mortgage on investment real estate with an interest rate of 6.5% that matures in July, 1997. Payments of $480,000 and $922,000 will be required in 1996, and 1997, respectively. The property, with a carrying value of $14,007,000, is pledged as collateral.

Interest paid on borrowings by WNC was $110,000, $406,000, and $1,673,000, in 1995, 1994, and 1993, respectively.

Credit Arrangements

WNC has a line of credit with one bank available for short-term borrowings amounting to $10,000,000, of which $6,900,000 was unused at December 31, 1995. The interest rate on this single borrowing was 6.9%. The line of credit arrangement is renewable annually, but credit can be withdrawn at the bank's option.

In addition, WNC has five letters of credit with varying terms and conditions totaling $2,821,000. As of December 31, 1995, all of the letters of credit were unused.

Note M
Statutory Financial Information

The insurance companies of WNC prepare statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices (SAP) currently include state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in a particular state, as well as practices described in National Association of Insurance Commissioners' publications. Permitted practices include practices not prescribed, but allowed, by the domiciliary state insurance department. The prescribed and permitted statutory accounting practices differ from GAAP.

Current statutory practice does not address reserves for certain endowment features of several life insurance products marketed by one of the Company's subsidiaries. The subsidiary uses a practice permitted by its state of domicile and discounts the future benefit using mortality and interest rate assumptions.

SAP to GAAP Reconciliation

A reconciliation of SAP capital and surplus to GAAP shareholders' equity at December 31 follows:

 (000s omitted)                              1995         1994
 SAP capital and surplus                $ 231,930    $ 221,270
 DAC                                      235,499      293,850
 Adjustments to policy liabilities       (115,937)    (119,521)
 Unrealized gain (loss) on
   fixed maturities                       107,396     (118,728)
 Asset valuation and interest
   maintenance reserves                    34,700       29,005
 Deferred income taxes                    (30,098)      16,659
 Postretirement and pension liabilities   (26,969)     (28,313)
 Goodwill                                  18,385       19,092
 Other, net                               (16,987)      (6,991)
 GAAP shareholders' equity              $ 437,919    $ 306,323

 A reconciliation of SAP net income to GAAP net income for the years ended December 31 follows:

 (000s omitted)                         1995      1994       1993
 SAP net income                      $18,278   $18,633    $10,954
 DAC                                  11,561     3,894     15,282
 Adjustments to policy benefits        1,653     1,270        401
 Financial reinsurance                 1,800         -     (3,500)
 Deferred income taxes                (1,871)   (3,913)    (6,180)
 Cumulative effect of change
   in accounting principle                 -         -     (1,550)
 Other, net                            2,439    11,417     11,259
 GAAP net income                     $33,860   $31,301    $26,666

Dividends From Subsidiaries

The amount of dividends available for distribution without prior regulatory approval is limited by regulatory restrictions. This amount is the greater of: a) 10% of the insurance subsidiaries' statutory capital and surplus as of the preceding year end; or b) the insurance subsidiaries' statutory net income from operations for the preceding year. WNC's insurance companies are permitted a maximum of $23,193,000 in dividend distributions to WNC in 1996. WNC received dividends of $9,000,000 from WNIC in 1995.


Note N
Fair Value of Financial Instruments

The fair values of certain financial instruments along with their corresponding carrying values at December 31, 1995 and 1994 follow. As the fair value of all WNC's assets and liabilities is not presented, this information in the aggregate does not represent the underlying value of WNC. WNC does not have any financial instruments held or issued for trading purposes.

                                                   1995                           1994
                                         --------------------------     ------------------------
                                               Fair        Carrying           Fair      Carrying    Valuation
(000s omitted)                                Value           Value          Value         Value       Method
 Financial assets
   Fixed maturities                      $2,060,710      $2,060,710     $1,761,821    $1,762,569          (1)
   Equity securities                          1,994           1,994          1,720         1,720          (1)
   Mortgage loans on real estate            336,366         317,249        366,373       357,641          (2)
   Policy loans                              53,665          56,279         52,600        54,368          (3)
   Separate Account investment               11,840          11,840         11,327        11,327          (4)
   Cash and short-term investments           56,925          56,925         59,659        59,659          (4)
   Investment proceeds receivable             2,289           2,289          1,094         1,094          (4)
   Accrued investment income                 32,652          32,652         33,084        33,084          (4)
 Financial liabilities
   Investment-type insurance contracts    1,131,665       1,161,263      1,174,017     1,203,608          (3)
   Mortgage payable                           1,328           1,309          1,854         1,907          (2)
   Short-term borrowings                      3,100           3,100              -             -          (4)
 Off-balance sheet
   Real estate development guarantees           157               -             80             -          (5)
   Lending commitments                           15               -            105             -          (6)

 (1) Fair values are based on publicly quoted market prices at the close of trading on the last business day of the year. In cases where publicly quoted market prices are not available, fair values are based on estimates using values obtained from independent pricing services, or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.
 (2) Fair values are estimated using discounted cash flow analyses, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. A pricing cap is put on mortgage loans that carry significant above-market interest rate yields to reflect the prepayment risk.
 (3) Fair values are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with similar maturities.
 (4) Carrying value approximates fair value.
 (5) Fair values are based on estimates of fees to guarantee similar developments. In addition, the Company has a construction completion guarantee pertaining to a joint venture investment. The Company does not feel that estimating a fair value for the instrument is practicable due to the inability to estimate cash flows. See Note K for further discussion of guarantees.
 (6) Fair values are based on commitment fees of the loans in question.

Note O
Segment Information

WNC has three business segments: life insurance and annuities; specialty health insurance; and corporate and other. The segments are based on WNC's insurance products and organization. The corporate and other segment includes realized investment gains and losses and operations that do not specifically support the other segments. Assets not individually identifiable by segment are allocated, generally, based on the amount of segment liabilities.
Depreciation expense and capital expenditures are not material. Revenues, income or loss before income taxes and cumulative effect of change in accounting principle, and assets by segment for the years ended and at December 31 follow:

 (000s omitted)                              1995          1994          1993
 Revenues
   Life insurance and annuities        $  234,127    $  229,732    $  228,950
   Specialty health insurance             453,993       420,982       394,562
   Corporate and other                      8,062         6,215         5,015
 Consolidated total                    $  696,182    $  656,929    $  628,527
 Income (loss) before income taxes
   and change in accounting principle
     Life insurance and annuities      $   33,974    $   33,177    $   28,128
     Specialty health insurance             9,541         5,895        11,500
     Corporate and other                    5,813         5,574          (914)
 Consolidated total                    $   49,328    $   44,646    $   38,714
 Assets
   Life insurance and annuities        $2,431,653    $2,274,005    $2,291,529
   Specialty health insurance             367,553       321,481       344,245
   Corporate and other                    213,692       215,082       218,645
 Consolidated total                    $3,012,898    $2,810,568    $2,854,419

Actuarial estimates are used in determining certain policy liabilities and deferred acquisition costs which in turn effect the reported profitability of the operating segments. Actual results can differ materially from these actuarial estimates. In addition, changes in these estimates, where required, may have a significant effect on reported net income, especially in the year of the change.

The profits of the life insurance and annuities segment are highly dependent on interest rate spreads, which is the difference between the amount earned on investments and the amount credited to policyholders. Increases in market interest rates could result in the need to credit higher rates to policyholders without a comparable increase in the rate earned on the Company's invested assets; they could also result in customers surrendering their policies to obtain higher rates from other insurance companies or alternative products. Decreases in market interest rates could result in inadequate spreads due to the inability to lower credited rates below certain minimum guarantees as to such rates.

The Company's health insurance profits are dependent in part on the Company's ability to adequately predict and price medical care inflation and increased policyholder utilization of medical services. Actual results of these items can differ significantly from the Company's assumptions.

The profitability of most of the Company's products depends on the ability to attract and retain customers at a price level sufficient to cover the various expenses incurred by the Company. The nature of these products is such that customers can in most cases easily transfer to other insurance carriers offering more attractive coverage. The profitability of the products may change over time depending on the degree of competition in the markets for such products.


Quarterly Information (unaudited)

The following table summarizes selected unaudited quarterly information for 1995 and 1994. As of March 1, 1996, WNC had approximately 9,600 Common and Preferred shareholders, including individual participants in security depository position listings.

 (000s omitted, except per share amounts)

 Quarter Ended                    December 31,           September 30,            June 30,               March 31,
                               -------------------    -------------------    -------------------    -------------------
                                   1995       1994        1995       1994        1995       1994        1995       1994
 Total revenues                $178,410   $166,703    $173,773   $167,760    $175,625   $162,050    $168,374   $160,416
 Pretax operating income (a)     13,892     12,450      11,862     11,791      13,587     12,279      11,404      9,732
 Net income                       9,286      6,719       8,387      9,127       8,897      8,421       7,290      7,034
 Net income per share               .74        .54         .67        .74         .72        .68         .59        .57
 Market price
   Common
     High                        29 1/4     22 3/4      25         22 7/8      21         23 1/4      20 1/8     25 1/8
     Low                         21 7/8     18 5/8      20 1/2     20 5/8      18         21          17 3/4     22 3/4
     Close                       27 5/8     19          24 7/8     22 7/8      20 5/8     21 1/4      18 1/2     23 1/2
   Preferred
     High                        54 1/4     45 7/8      47 1/4     46          40 5/8     48 3/4      42 1/2     50
     Low                         42 1/2     40          40         44 3/8      36 1/4     46          38 1/2     48 5/8
     Close                       54 1/4     40          47 1/4     44 3/4      40 1/2     46 1/4      40         49 1/4
 Common Stock dividends             .27        .27         .27        .27         .27        .27         .27        .27
 Preferred Stock dividends         .625       .625        .625       .625        .625       .625        .625       .625

 (a) Income before taxes and realized investment gains and losses.